COHEN & STEERS CLOSED-END OPPORTUNITY FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

April 12, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Closed-End Opportunity Fund, Inc.
File Number: 811-21948

Ladies and Gentlemen:

On behalf of Cohen & Steers Closed-End Opportunity Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is the Definitive Proxy Statement (the “Final Proxy”) relating to the Fund’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2012 (the “Preliminary Proxy”). Capitalized terms used but not defined herein have the meanings assigned to them in the Final Proxy. References to page numbers herein refer to page numbers in the Final Proxy.

The Final Proxy reflects changes made in response to comments of the Commission’s staff (the “Staff”) on the Preliminary Proxy that were provided to Ms. Tina M. Payne, Esq., Senior Vice President and Associate General Counsel of Cohen & Steers Capital Management, Inc., by John Grzeskiewicz of the Staff via telephone on April 3, 2012. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Final Proxy. Certain other stylistic and clarifying changes have been made in the Final Proxy.

I. Introduction, page 1

1.	Staff Comment: Please confirm that pursuant to state law and the Fund’s charter, that the Fund is under no obligation to adjourn the meeting due to a lack of quorum or sufficient votes to approve the proposal to convert the Fund to an open-end Fund (the “Proposal”) and that the Fund is under no further obligation to resubmit to stockholders such proposal. Please note that the Staff is not precluded from objecting to the Fund’s failure to adjourn the meeting or resubmit the Proposal at a later time if it believes that such actions violate federal and/or state laws.

Response: The Fund confirms that under Maryland law and the Fund’s charter, it is not obligated to adjourn the meeting due to a lack of quorum or sufficient votes to approve the Proposal, nor is it under any obligation to resubmit the Proposal to stockholders.

II. Proposal One, page 2

2.	Staff Comment: Please clarify throughout the proxy statement that stockholders are voting on the proposal to convert the Fund to an open-end structure and, if the Proposal is approved, the adoption of an amendment and restatement of the Fund’s charter to effectuate the conversion.

Response: The requested change has been made. See, for example, pages 1 and 2.

3.	Staff Comment: Please clarify throughout the proxy statement the material amendments to the Fund’s charter necessary to effectuate the conversion; possibly by referring to the appendix to the proxy statement including the revised charter.

Response: The requested change has been made. The discussion regarding the amendments to the Fund’s charter have been moved forward to page 6 and an additional reference to the appendix has been included on page 1 of the proxy statement.

4.	Staff Comment: Clarify in the last sentence on page 2 of the Preliminary Proxy that the decrease relates to the Fund’s net assets.

Response: The requested change has been made.

General

5.	Staff Comment: To the knowledge of the Fund and the Fund’s Board of Directors and investment advisor, and their counsel, have any stockholders expressed interest in adding a statement to the proxy statement in support of the Proposal or coordinating a separate solicitation in support of the Proposal.

Response: To the Fund’s knowledge, no stockholders have communicated to the Fund, the Board, their respective counsel, or Cohen & Steers Capital Management Inc. any interest in adding a statement to the proxy statement in support of the proposal or coordinating a separate solicitation in support of the proposal.

6.	Staff Comment: Explain the rationale for the open-ending provision being added to the Fund’s charter and whether the existence of the provision was communicated to stockholders during the Fund’s initial road show. Discuss whether such communication was misleading in light of the position taken by the Fund’s Board in the proxy statement and whether this creates any legal implications for the Fund, Board or investment advisor.

Response: The open-ending provision was added to the Fund’s charter in order to give stockholders a one-time opportunity to vote on converting the Fund to an open-end fund if the Fund’s shares traded at a discount over a defined period of time. The provision was described in the Fund’s preliminary prospectus filed with the Commission on EDGAR on September 16, 2006 and in marketing materials used in connection with the Fund’s initial public offering (“IPO”).

The Fund does not believe its descriptions of the provision in the preliminary prospectus or marketing materials were misleading. Neither the preliminary prospectus nor the marketing materials suggested that the Board would make any particular recommendation with respect to the potential open-ending of the Fund or that the Fund was likely to be open-ended. In fact, one would not expect any such suggestions given that the provision would not be triggered for at least five years from the date of the Fund’s IPO.

The Fund believes that in considering whether to recommend that stockholders approve the proposal the Board appropriately exercised its business judgment and discharged its duties to the Fund, and that the reasons for its recommendation are adequately disclosed in the proxy statement.

7.	Staff Comment: Please explain whether the Fund’s Board considered liquidating the Fund at the time the open-ending provision was triggered, and if not, why not.

Response: When the open-ending provision was triggered, the Board took such steps as were necessary to comply with the requirements of the Fund’s charter and Maryland law by submitting a proposal to stockholders to convert the Fund into an open-end fund. The Board did not consider liquidating the Fund at such time because the charter provisions did not contemplate the liquidation of the Fund and required a shareholder vote on the Proposal. In addition, the Board determined that the Fund’s current closed-end structure continues to achieve its investment objective of total return, by providing current income and capital appreciation to stockholders. Because of this, the Fund respectfully submits that no additional disclosure is required in response to the comment.

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We hope the Staff finds the above responses and any revisions in the Final Proxy responsive to comments on the Preliminary Proxy. Should members of the Staff have any questions or comments regarding the Final Proxy, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary

cc:	Michael Doherty